Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

December 19, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Jacqueline Kaufman, Staff Attorney

Washington, D.C. 20549

RE:	Sunstock, Inc.
Registration Statement on Form S-1
Filed August 12, 2014
File No. 333- 198085

Dear Ms. Kaufman:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1 (filed August 12, 2014) for Sunstock, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated September 9, 2014 (the “Comment Letter”) in response to the filing of the Form S-1 in August 2014. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1/A.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

●	Describe how and when a company may lose emerging growth company status;

●	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:

●	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

●	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have updated the prospectus to disclose the Company’s election under 107(b) of the JOBS Acts, as well as the various exemptions available to the Company and when it may lose Emerging Growth Status. The additional disclosure should adequately address the comment.

2.	Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have nominal operations and assets. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

Response: We note the comment. However, it appears that the Company is not a shell company as defined by Rule 405 of Regulation C. The Company has assets other than cash and cash equivalents. The Company has inventory, equipment, property, etc., and such assets are reflected on the Company’s balance sheets.

Prospectus Cover Page

3.	Please disclose that you have received a going concern opinion from your auditor.

Response: The Company has disclosed that it has received a going concern opinion from its auditor in the Prospectus Summary, and is adding this disclosure also to the Prospectus Cover Page.

Prospectus Summary, page 4

The Company, page 4

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Business, page 4

4.	Please reconcile your statement that “The Company plans to open and independently own and operate dollar stores throughout northern California in 2014” and your statement on page 14 that “The Company plans to open and independently own and operate as many as ten dollar stores throughout northern California in 2014” with your disclosure elsewhere that you currently own only two stores in a single city.

Response: The Company has updated and amended the disclosure to address the comment.

Risks and Uncertainties facing the Company, page 4

5.	Please revise to provide a summary of the risk factors disclosed elsewhere.

Response: The Company has amended the disclosure to provide a summary of the risk factors.

Risk Factors, page 6

The Company’s independent auditors have issued a report raising a substantial doubt . . ., page 6

6.	We note that your independent accounting firm has expressed substantial doubt about your ability to continue as a going concern. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss the estimate of capital required in your Prospectus Summary and Management’s Discussion and Analysis sections.

Response: The Company has added its estimate of the capital it will require to continue as a going concern.

If the Company is unable to generate sufficient cash, it may find it necessary to curtail acquisition and operational activities., page 7

7.	We note your disclosure that you have “an extensive business plan hinged on [your] ability to acquire, develop, market and commercialize hotels, retail stores and/or residential properties.” As you have not disclosed your business plans in any detail, please remove the word “extensive” from the risk factor.

Response: The Company has amended the disclosure to account for this comment.

There has been no prior public market for the Company’s securities . . ., page 9

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8.	Please clarify that you must have a market maker apply to file an application to the OTC Bulletin Board on your behalf and that there is no guarantee that you will be able to engage a market maker to file an application on your behalf.

Response: The Company has amended the disclosure to note the requisite of a market maker to file an application to the OTC Bulletin Board and the potential inability to retain a market maker.

Plan of Distribution, page 12

Selling Shareholders, page 12

9.	Please reconcile the last sentence under this subject heading with your disclosure on page 24 regarding certain officers, directors and affiliates who are selling shareholders.

Response: The Company notes the comment, however the Company will not receive proceeds from the sale of shares held by the selling shareholders. Although certain officers, directors and affiliates may be selling shareholders, the Company will, nevertheless, not receive any proceeds directly from those sales. The Company is modifying the disclosure in order to make it appear more clear to the reader.

Description of Securities, page 12

Capitalization, page 12

10.	You state that statements relating to the capital stock are “qualified in their entirety by reference to, the certificate of incorporation and the by-laws.” As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Response: This section is intended as a summary. Therefore, the certificate of incorporation and the by-laws are filed as exhibits relating to the registration statement. However, the Company notes the comment and has revised the disclosure.

The Business, page 14

11.	Please disclose the basis for your assertions under this heading that the “the stigma of dollar store shopping wanes, [and] the dollar store channel has developed into a booming, $55.6 million industry in the United States.” We also note your assertions on page 15 that “The hotel industry accounts for a significant part of the overall economy, with approximately $10 billion in United States revenues in 2011.” Please disclose whether these statements are based upon management’s belief, industry data, reports, articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

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Response: The Company has amended the disclosure to address this comment. The Company based the statement: the “the stigma of dollar store shopping wanes, [and] the dollar store channel has developed into a booming, $55.6 million industry in the United States” on a report published by Deloitte in 2012. The report can be found at the online link below:

http://www.deloitte.com/assets/Dcom-

UnitedStates/Local%20Assets/Documents/ConsumerProducts/us_cp_Dollarstorestrategies_092512.pdf.

The relevant pages are 4 and 7.

Plan of Operation, page 19

Business Plan, page 19

12.	Please disclose what percentage of your officers’ and directors’ time will be dedicated to your company’s business development and operations.

Response: The Company has revised the disclosure to include information regarding each officer’s and director’s time dedicated to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pg. 19

13.	We note that your auditor has expressed a going concern opinion and that you have not yet established an ongoing source of revenues sufficient to cover operating costs. Please disclose management’s plans to overcome the uncertainty of your ability to continue as a going concern, and to include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12-month period following the date of the financial statements and the amount of capital necessary to sustain operations. Your disclosure should provide enough detail that your readers gain insight into management’s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Please refer to Item 303(a)(1) of Regulation S-K.

Response: The Company has amended the disclosure to discuss the Company’s plans to cover operating costs during the next 12 months.

14.	Reference is made to your plan of operation in paragraphs two through four on page 14. You plan to own and operate as many as ten dollar stores and to acquire and operate hotels and residential properties. Additionally, in the penultimate paragraph on page 4, you disclose that you intend to acquire a medium-sized hotel in 2014. Please discuss your plan in detail in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Your discussion should identify funds needed to implement your business plan including, but not limited to, the estimated cost to acquire the medium sized hotel in 2014.

Response: The Company has amended the disclosure to set forth the Company’s plans to acquire a hotel and the potential funds needed to do so.

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15.	Your discussion and analysis of results of operations and cash flows is a recitation of changes evident from the financial statements. Please revise to provide analysis explaining the underlying reasons for the fluctuations.

Response: The Company has amended the disclosure to provide an explanation of the fluctuations in results of operations.

16.	Where you discuss your results of operations for the three months ended March 31, 2014, in addition to discussing revenues for that period, please also discuss how expenses were impacted for that period and any other components that should be described in order to understand the registrant’s business. Please also ensure that you explain why revenues and expenses increased or decreased, as applicable.

Response: The Company has amended the disclosure to provide and discuss the reasons for increased expenses during this period.

Management, page 21

17.	Please revise the biographical information for Messrs. Chang and Clair to disclose, for the last five years, the name and principal business of any corporation or other organization where they were each employed and the dates or duration of such employment. Please refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosure to include the additional requested information.

18.	Please elaborate on and provide the basis for the following statements in this section:

●	“Mr. Chang has over 20 years of hospitality management experience . . .”

●	“Mr. Chang has also spent many years as an extremely successful investor and entrepreneur.”

●	“Mr. Chang’s keen business sense and entrepreneurial spirit has lead him to great financial success over his lifetime . . .”

Response: The Company has revised the disclosure to include the additional requested information.

Consolidated Financial Statements, page F-1

19.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response: The Company has included updated financial statements through the period ending September 30, 2014 in response to this comment.

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20.	Reference is made to the penultimate paragraph on page 4 which discloses that you intend to acquire a medium-sized hotel in 2014. Please tell us if this acquisition is considered probable, and if so, your consideration of providing financial statements pursuant to Rule 8-04 of Regulation S-X.

Response: The Company does not believe that the acquisition is considered probable at this time, and accordingly, the Company does not plan to provide financial statements with respect to any such acquisition.

21.	Pages 6, 7 and 14 disclose that you recently emerged from the development-stage and July 23, 2012 (Inception) to March 31, 2014 financial information is not provided in your interim financial statements. As such, please remove the reference to July 23, 2012 (Inception) to March 31, 2014 from your index on page F-1.

Response: The Company has removed this reference in the index to financial statements.

Interim Financial Statements, page F-2

Notes to Condensed Financial Statements, page F-5

Note 5 – Accrued Litigation, page F-7

22.	Please enhance your disclosure of the nature of the accrual. Refer to ASC 450-20-50-1. If it is at least reasonably possible that an additional loss may be incurred, please also disclose an estimate of the additional possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 450-20-50-4. Similar disclosure should be provided in the notes to your annual financial statements.

Response: The Company has noted the requested information and provided the additional disclosure.

Annual Financial Statements, page 26 Statements of Operations, page F-3

23.	Referencing authoritative literature, please tell us your basis for describing the charge for litigation as “Extraordinary” and explain why this charge isn’t more appropriately classified as an operating expense. In doing so, please explain in detail why litigation is not considered a normal cost of business and is deemed to be so unusual as to permit extraordinary labeling.

Response: The particular litigation expense is not recurring and is appropriately classified as “Extraordinary” based on the fact that it is litigation that would not typically be an expense of operations. Please see ASC 225-20 for further support in regard to the Company’s position.

Outside Back Cover Page of Prospectus

24.	Please advise dealers of their prospectus delivery obligations by including the language required by Item 502(b) of Regulation S-K on the back outside cover page of the prospectus.

Response: The Company believes is qualifies for an exemption from the 502(b) obligations of dealers to deliver a prospectus under Section 4(3)(b): “No prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934.” The Company has been subject to the requirements of section 13 of the Exchange Act since filing Form 10-12G October 10, 2012.

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Item 17. Undertakings, page 28

25.	Please provide the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Response: The Company has amended the disclosure to provide the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Signatures, page 3

26.	Please revise the signature blocks to conform to the requirements of Form S-1. Please include the city and state in which the registrant has duly caused the registration statement to be signed. Also, provide signatures of your principal executive officer or officers, principal financial officer, and controller or principal accounting officer in their individual capacities, rather than solely providing their signatures on behalf of registrant.

Response: The signatures have been amended to conform to the requirements of the Form S-1.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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